Exhibit 99.5

DIGIHOST ANNOUNCES FIRST QUARTER RESULTS WITH A 77% INCREASE IN
COINS MINED DURING Q1 2022 COMPARED TO Q1 2021

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – May 17, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, announces unaudited financial results for the first quarter ended March 31, 2022 (all amounts in U.S. dollars, unless otherwise indicated).

“The Company is pleased to present its first quarter financial results, highlighted by a 77% increase in Bitcoins mined on a year over year basis,” said Michel Amar, Chairman and CEO of Digihost. “The Company’s previous investments in infrastructure along with securing access to clean and renewable energy sources led to revenue generation from mining of $7.3M, an increase of 53% over the preceding year. Despite challenging market conditions, Digihost is committed to its goal of being a leading blockchain technology company. With approximately $31 million of cash and cash equivalents currently on hand, valued at today’s BTC price, and a mining operation with breakeven costs of approximately $12,000 per BTC, based on current hashing difficulty and cost of power, the Company is more than capable of sustaining its existing operations, Digihost is clearly here to stay. Based upon the number of BTC mined so far this quarter, the Company anticipates that it will mine more BTC in Q2 than it mined during Q1 of this year.”

First Quarter 2022 Financial Highlights

●	Revenue from digital currency mining of $7.3 million reported for the three-month period ended March 31, 2022, compared to $4.8 million for the three-month period ended March 31, 2021, an increase of 53%;
●	For the three-month period ended March 31, 2022, the Company mined a total of 186.53 BTC compared to 105.26 BTC for the three-month period ended March 31, 2021;
●	Operating income for the three-month period ended March 31, 2022 of $513 thousand, an increase of 125% over the same period for the prior year;
●	Realized net income of $59 thousand for the three-month period ended March 31, 2022, compared to realized net income of $73 thousand over the same period for the prior year;
●	EBITDA* of $2.0 million for the three-month period ended March 31, 2022, compared to $1.3 million over the same period for the prior year, an increase of 53%;
●	Total assets of $97.4 million, an increase of 22% compared to December 31, 2021;
●	Cash and cash equivalents of $47.72 million as at March 31, 2022, an increase of 39% compared to December 31, 2021;
●	Working capital of $35.47 million as at March 31, 2022, an increase of 34% compared to December 31, 2021;
●	Property, plant and equipment consisting primarily of the Company’s BTC miners (64%) and mining infrastructure (36%) of $41.47 million;
●	Raised CAD$13,300,000 of institutional equity financing in a private placement at a premium to market price; and
●	Closed a $10,000,000 committed, collateralized revolving credit facility.

*	EBITDA is a non-IFRS financial measure and should be read in conjunction with, and should not be viewed as an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS and refer readers to reconciliations of non-IFRS measures included in the Company’s MD&A.

(U.S.$ except per share data)	Three Months Ended
	March 31 2022	March 31 2021
Revenue from digital currency mining	7,312,342	4,767,075
Cost of power and production costs	(2,143,327)	(1,549,144)
Miner lease agreement	(3,056,125)	-
Depreciation and amortization	(1,531,598)	(1,109,796)
Gross profit	581,292	2,108,135
General and administrative and other expenses	(1,337,992)	(439,442)
Gain on sale of property, plant and equipment	2,340,658	-
Loss on settlement of debt	-	(274,882)
Foreign exchange	(770,196)	-
Other Income	84,207	-
Change in fair value - Miner Lease Agreement	379,065	-
Share based compensation	(764,390)	(1,165,542)

Operating income	512,644	228,269
Net financial expenses	(84,375)	(155,312)
Net income before taxes	428,269	72,957
Deferred tax expense	(368,771)	-
Net income for the period	59,498	72,957
Foreign currency translation adjustment	947,199	1,456
Revaluation of digital currency, net of tax	(620,761)	5,836,561
Total comprehensive income for the period	385,936	5,910,974
Basic and diluted income per share	0.00	0.00
Weighted average number of subordinate voting shares outstanding – diluted	27,685,913	14,771,251

At-the-Market Financing Update

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through to the date hereof, the Company has not issued any securities pursuant to the ATM Program.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 450 PH/s.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.

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